Introductory Email

Subject: Be Part of YGN's Next Big Move – Become an Investor!

Hey [Customer Name],

Our community has always been our strongest backbone and biggest supporters. YGN is growing, and we want you to be the best part of it. We're launching a crowdfunding campaign to raise up to $1 million to take YGN to the next level, and we're inviting our community to become part-owners of the brand you already love.

Why Invest in YGN?

- Help us **expand into retail** and bring our products to even more people.
- Support the development of **innovative, new products**.
- Join us in strengthening our foundation as a **Black female-owned business.**
- Be part of a community-driven brand that's all about **uplifting and empowering.**

Your investment is more than just support—it's a chance to grow with us. Ready to join the journey? Head over to [link] to learn more and invest today!

With love and gratitude,

Team YGN

EMAIL 1

Subject: Let's Grow Together – Become a YGN Investor!

Hey [Customer Name],

We wouldn't be where we are today without you, and we're beyond grateful to have you as part of the YGN family. Now, we're inviting you to step into an even bigger role in our journey.

We're Growing – And We Want You With Us!

YGN is raising up to $1 million, and guess what? We want you to join us on this exciting path forward! From developing fresh, innovative products to enhancing how we serve you, this next chapter is all about leveling up. And the best part — you can be part of it by becoming an investor.

Why Should You Invest in YGN?

- **Be a Part of the Movement**: When you invest, you're not just helping us grow; you're becoming a part-owner of YGN!
- **Fuel Innovation**: Your investment helps us bring even more amazing, game-changing products to life — quicker and better than ever.
- **Strengthen the YGN Foundation**: We're enhancing everything behind the scenes to deliver the best quality and service to you.
- **Join Our Passionate Community**: You'll be connected with fellow YGN lovers who believe in our mission just as much as you do!

How to Join the Journey

It's super simple to invest in YGN. Just visit our crowdfunding page [insert link] to get all the details and see how you can become a part-owner of this brand you already love. Whether you're new to investing or have done this before, we welcome every contribution — because together, we're unstoppable!

Why Now?

There's no time like the present to jump in. The constant backbone of our company has always been our community, so community ownership only makes sense to see YGN grow to overwhelming heights.

Thank you for believing in us, supporting us, and being such an important part of the YGN family. We can't wait to see what we'll achieve together.

With love and gratitude,
Team YGN

EMAIL 2

Subject: Don't Miss Out – Support a Black Female-Owned Business on the Rise!

Hey [Customer Name],

First, thank you from the bottom of our hearts for considering joining us on this journey. Your support means everything to us at YGN, and we're so grateful to have you in our corner.

As we continue to push forward with our crowdfunding campaign, we want to share what motivates us to keep our community wrapped in style.

YGN is Proudly Black Female-Owned

In a world where Black female entrepreneurs are underrepresented, YGN is breaking barriers and showing what's possible. But we don't shy away from the challenges we face — especially when it comes to raising the capital needed to grow.

Did You Know?
Black-owned businesses, especially those led by women, face uphill battles when it comes to securing funding. Despite our passion, our track record, and our drive, raising capital is still a challenge. That's why your investment in YGN is more than just a contribution to a business; it's an investment in equity, diversity, and the future of entrepreneurship.

Why Your Support Matters So Much Right Now

- **Breaking Barriers:** By investing in YGN, you're helping close the funding gap for Black female entrepreneurs.
- **Empowering Our Community:** You're contributing to a business that reflects and uplifts the diverse community we proudly serve.
- **Driving Real Change:** Together, we can challenge the status quo and open doors for even more Black-owned businesses to succeed.

We're not just raising funds — we're raising the bar. With your support, we can show the world what's possible when passion, innovation, and community come together.

There's Still Time to Make an Impact

Join us in this transformative journey by investing in YGN today. Every single dollar gets us closer to our goals and makes a lasting impact. Help us make history by supporting a Black female-owned business that's committed to excellence, innovation, and uplifting the community.

Thank you for standing with us on this journey!

P.S. Your investment today helps create a more inclusive tomorrow. Head to [link] to learn more and become part of YGN's future.